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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)(1)
                                (Amendment No. 1)


                                  RELTEC CORP.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   759527-10-4

                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

--------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.   759527-10-4                13G             PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] CMT ASSOCIATES, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          -0-
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------



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CUSIP NO.   759527-10-4                13G             PAGE   3   OF   8   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          KKR PARTNERS II, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          -0-
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------




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ITEM 1.

        (a)    NAME OF ISSUER:

               Reltec Corp.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               5900 Landerbrook Drive, Suite 300
               Cleveland, OH 44124-4019

ITEM 2.

        (a)    NAME OF PERSONS FILING:

               CMT Associates, L.P.
               KKR Partners II, L.P.

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Kohlberg Kravis Roberts & Co.
               9 West 57th Street
               New York, New York 10019

        (c)    CITIZENSHIP:

               CMT Associates, L.P. - Delaware
               KKR Partners II, L.P. - Delaware

        (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

        (e)    CUSIP NUMBER:

               759527-10-4

ITEM 3. Not applicable.

ITEM 4. OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED:

               On April 8, 1999, CMT Associates, L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership, disposed of all the shares of common stock of Reltec Corp. then owned by them. Consequently, CMT Associates, L.P., KKR Partners II, L.P., and KKR Associates, L.P., a New York limited partnership and the sole general partner of each CMT



                               Page 4 of 8 Pages.
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               Associates, L.P. and KKR Partners II, L.P., no longer
               beneficially own any shares of common stock of Reltec Corp.

         (b)   PERCENT OF CLASS:

               -0-

         (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)     Sole power to vote or direct the vote:

                      -0-

               (ii)    Shared power to vote or to direct the vote:

                      -0-

               (iii)   Sole power to dispose or to direct the disposition of:

                      -0-

               (iv)    Shared power to dispose or to direct the disposition of:

                      -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.




                               Page 5 of 8 Pages.

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ITEM 9. NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               Not applicable.




                               Page 6 of 8 Pages.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000
                                       CMT ASSOCIATES, L.P.


                                       By:  KKR ASSOCIATES, L.P.
                                       Its: General Partner

                                             By:    \s\ William Janetschek
                                                    ---------------------------
                                             Name:  William Janetschek
                                             Title: Attorney-in-Fact for
                                                    George R. Roberts,
                                                    General Partner


                                       KKR PARTNERS II, L.P.


                                       By:    KKR ASSOCIATES, L.P.
                                       Its:   General Partner

                                             By:     \s\ William Janetschek
                                                     --------------------------
                                             Name:   William Janetschek
                                             Title:  Attorney-in-Fact for
                                                     George R. Roberts,
                                                     General Partner



                               Page 7 of 8 Pages.
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                                  EXHIBIT INDEX


Exhibit 1 -    Joint Filing Agreement (incorporated by reference to Exhibit
               1 to the Statements on Schedule 13G of KKR Partners II, L.P. and
               CMT Associates, L.P. filed on February 16, 1999).


Exhibit 24 -   Power of Attorney









                               Page 8 of 8 Pages.